United States securities and exchange commission logo





                             May 28, 2024

       Matthew J. Smith
       Chief Financial Officer
       Stronghold Digital Mining, Inc.
       595 Madison Avenue, 28th Floor
       New York, NY 10022

                                                        Re: Stronghold Digital
Mining, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Form 8-K, Furnished
April 25, 2024
                                                            File No. 001-40931

       Dear Matthew J. Smith:

              We have reviewed your May 6, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 23,
       2024 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Cryptocurrency Hosting Revenue, page 94

   1. We continue to evaluate your response to prior comments 2 through 4 from our April 23,
                                                        2024 letter.
       Form 8-K, Furnished April 25, 2024

       Exhibit 99.1
       Use and Reconciliation of Non-GAAP Financial Measures, page 3

   2. We acknowledge your response to prior comment 5 of our February 21, 2024 letter, and we note your revised
presentation of non-GAAP Adjusted EBITDA in your 8-K furnished
                                                        April 25, 2024. Please
tell us your consideration of revising the presentation of your non-
                                                        GAAP Adjusted EBITDA
for periods prior to the adoption of ASU 2023-08.
 Matthew J. Smith
Stronghold Digital Mining, Inc.
May 28, 2024
Page 2

       Please contact Rolf Sundwall at 202-551-3105 or Bonnie Baynes at 202-551-4924 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameMatthew J. Smith                      Sincerely,
Comapany NameStronghold Digital Mining, Inc.
                                                        Division of Corporation
Finance
May 28, 2024 Page 2                                     Office of Crypto Assets
FirstName LastName